February 3, 2021

Hugh West
Accounting Branch Chief
Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

    RE:    Discover Financial Services
        Form 10-Q for the Quarterly Period Ended September 30, 2020
        Filed October 26, 2020
        File No. 001-33378

Dear Mr. West:

In addition to the information we provided in our letter dated December 22, 2020, Discover Financial Services (the “Company," "we," "our," "us") is pleased to provide the additional information contained in this letter in support of our response to your letter dated December 15, 2020. We appreciate the Staff's assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

We propose to make certain additions and clarifications to the disclosures in Management’s Discussion and Analysis under the heading Impact of COVID-19 on Loan Quality beginning with our Form 10-K for the year ended December 31, 2020. A draft of those updated disclosures is as follows (the proposed additions and clarifications are in underlined text):

Impact of COVID-19 on Loan Quality

COVID-19 and its impact to the economy has had a significant effect on our sales volume and credit card loan growth during 2020. While we continue to lend to customers, we have tightened standards for new accounts and for growing existing accounts across all products.

In response to the pandemic, we expanded borrower relief offerings to include Skip-a-Pay (payment deferral) and other loan modification programs, complementing the assistance already available through our existing loan modification programs. The accounts using these modifications as a result of the pandemic impact were evaluated for potential exclusion from TDR status either due to the insignificance of the concession or because they qualified for exemption pursuant to the CARES Act. While we continue to support and provide assistance to all customers impacted by COVID-19, we are no longer offering enrollments in the Skip-a-Pay (payment deferral) programs or loan modifications developed specifically for COVID-19 as of August 31, 2020. While the Skip-a-Pay (payment deferral) programs were active, we enrolled approximately 699 thousand customers and $5.5 billion in receivables in total. The Skip-a-Pay (payment deferral) programs provided only an insignificant delay in payment on the enrolled accounts or loans and therefore those deferrals were not classified as TDRs.

The utilization of these Skip-a-Pay (payment deferral) programs had a favorable impact on reported credit performance because, pursuant to regulatory guidelines, accounts enrolled in the Skip-a-Pay (payment deferral) programs did not advance through delinquency cycles in the same time frame as would have occurred without the programs. Specifically, current accounts enrolled in the Skip-a-Pay (payment deferral) programs did not advance to delinquency and delinquent accounts enrolled in the Skip-a-Pay (payment deferral) programs did not advance to the next delinquency cycle or to charge-off. This impact was most pronounced in the second quarter of 2020 when the Skip-a-Pay (payment deferrals) program was initially offered; the impact dissipated as enrollments tapered off significantly after the initial months of the COVID-19 pandemic. By the fourth quarter of 2020, there was no material impact to delinquencies from these payment deferrals since delinquent loans were advancing through the delinquency cycles or to charge-off, as appropriate after these payment deferrals ceased being offered.

Additionally, due to relief provided by the CARES Act, certain customer accounts entering loan modification programs during the pandemic were excluded from being reported as TDRs. As a result, fewer loan modifications were reported as TDRs at December 31, 2020, than otherwise would have been. The payment status of modified accounts excluded from TDRs pursuant to the CARES Act is reflected in our delinquency reporting. The Consolidated Appropriations Act of 2021 extended the relief provided by the CARES Act through January 1, 2022. The table below reflects both the new loan modifications reported as TDRs and the amount of new loan modifications excluded from TDR classification as a result of the CARES Act (dollars in millions):

	For the Year Ended December 31, 2020
	Accounts that entered a program and were classified as TDRs during the period		Accounts excluded from the TDR designation pursuant to the CARES Act(1)
	Number of Accounts	Balances	Number of Accounts	Balances
Credit card loans	152,055	$1,022	208,566	$1,539
Private student loans	1,916	$35	5,766	$104
Personal loans	8,805	$114	4,483	$77

(1) Skip-a-Pay (payment deferral) programs were not considered TDRs and therefore are not included in accounts excluded from TDR designation by the CARES Act.
Our estimate of expected loss reflected in our allowance for credit losses includes the risk associated with all loans and considers the effects of all loan modifications, including TDRs, loan modifications exempt from TDR status under the CARES Act and Skip-a-Pay (payment deferral) programs. Despite the lower delinquency and TDR trends we have seen in 2020, we believe we have appropriately reflected the risk presented by the accounts using these programs as well as the economic impact of the COVID-19 pandemic on our customers in the allowance for credit losses. Since the adoption of CECL on January 1, 2020, the increases in the allowance for credit losses during 2020 are indicative of the deterioration in consumer credit we expect related to the pandemic. The year-to-date build in the allowance of $4.8 billion, which includes the $2.5 billion cumulative-effect adjustment for the adoption of CECL, is largely attributable to card loans but includes increases associated with all loan products. Labor markets, historically indicative of trends in credit losses, have been significantly stressed by the COVID-19 pandemic with unemployment reaching unprecedented levels. The higher allowance for credit losses reflects our view of this economic impact on our customers. Refer to Note 4: Loan Receivables to our consolidated financial statements for more details on modification programs, TDRs and the allowance for credit losses.

We also propose to make a clarification in the notes to our Delinquencies table within Management’s Discussion and Analysis beginning with our Form 10-K for the year ended December 31, 2020. A draft of the updated table is as follows (the proposed clarifications are in underlined text):

Delinquencies

Delinquencies are an indicator of credit quality at a point in time. A loan balance is considered delinquent when contractual payments on the loan become 30 days past due.

The following table presents the amounts and delinquency rates of key loan products that are 30 and 90 days or more delinquent, loan receivables that are not accruing interest regardless of delinquency and restructured loans (dollars in millions):

	Years Ended December 31,
	2020		2019		2018		2017		2016
	$	%	$	%	$	%	$	%	$	%
Loans 30 or more days delinquent
Credit card loans	$1,478	2.07%	$2,019	2.62%	$1,772	2.43%	$1,532	2.28%	$1,252	2.04%
Private student loans(1)	$138	1.39%	$181	1.88%	$202	2.16%	$234	2.56%	$217	2.41%
Personal loans	$78	1.08%	$105	1.37%	$119	1.60%	$103	1.40%	$74	1.12%

Loans 90 or more days delinquent(2)
Credit card loans	$739	1.03%	$1,020	1.32%	$887	1.22%	$751	1.12%	$597	0.97%
Private student loans(1)	$28	0.28%	$46	0.47%	$51	0.54%	$53	0.57%	$58	0.65%
Personal loans	$25	0.35%	$31	0.40%	$35	0.47%	$30	0.41%	$19	0.29%

Loans not accruing interest	$243	0.26%	$266	0.28%	$302	0.34%	$233	0.28%	$216	0.29%

Restructured loans
Credit card loans(3)(4)(5)
Currently enrolled	$1,225	1.71%	$2,108	2.73%	$1,649	2.26%	$926	1.38%	$781	1.27%
No longer enrolled	448	0.63	1,254	1.62	599	0.82	390	0.58	304	0.49
Total credit card loans	$1,673	2.34%	$3,362	4.35%	$2,248	3.08%	$1,316	1.96%	$1,085	1.76%
Private student loans(6)	$286	2.87%	$269	2.79%	$182	2.36%	$137	1.94%	$86	1.35%
Personal loans(7)	$222	3.09%	$208	2.71%	$152	2.04%	$111	1.51%	$81	1.25%

(1)Includes PCD loans for all periods presented.
(2)Credit card loans that were 90 or more days delinquent at December 31, 2020, included $44 million in modified loans exempt from TDR status under the CARES Act. Within private student loans and personal loans that were 90 or more days delinquent at December 31, 2020, the respective amounts associated with modifications exempt from TDR status under the CARES Act were immaterial.
(3)We estimate that interest income recognized on credit card loans restructured in TDR programs was $221 million, $347 million, $180 million, $107 million and $88 million for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, respectively. We do not separately track interest income on loans in TDR programs. This amount was estimated by applying an average interest rate to the average loans in the various TDR programs.
(4)We estimate that the incremental interest income that would have been recorded in accordance with the original terms of credit card loans restructured in TDR programs was $181 million, $202 million, $137 million, $86 million and $77 million, for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, respectively. We do not separately track the amount of incremental interest income that would have been recorded if the loans in TDR programs had not been restructured and interest had instead been recorded in accordance with the original terms. This amount was estimated by applying the difference between the average interest rate earned on non-modified loans and the average interest rate earned on loans in the TDR programs to the average loans in the TDR programs.
(5)Credit card loans restructured in TDR programs include $94 million, $184 million, $124 million, $74 million and $60 million at December 31, 2020, 2019, 2018, 2017 and 2016, respectively, which are also included in loans 90 or more days delinquent.
(6)Private student loans restructured in TDR programs include $6 million, $10 million, $7 million, $5 million and $3 million at December 31, 2020, 2019, 2018, 2017 and 2016, respectively, which are also included in loans 90 or more days delinquent. Prior to the adoption of ASU No. 2016-13 on January 1, 2020, no modifications of PCD loans were accounted for as TDRs.
(7)Personal loans restructured in TDR programs include $6 million, $7 million, $6 million, $5 million and $2 million at December 31, 2020, 2019, 2018, 2017 and 2016, respectively, which are also included in loans 90 or more days delinquent.

We strive to provide transparent disclosures about loan quality that are meaningful to users of our financial statements. As we continue to evaluate the adequacy of supplemental disclosures about COVID-related borrower relief programs, we are planning to provide information about the payment status of loans that have exited a temporary loan modification that was exempt from the TDR designation pursuant to Section 4013 of the CARES Act.

* * * *

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-3601 or Shifra Kolsky, Senior Vice President and Chief Accounting Officer, at (224) 405-3055. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company's disclosures more comprehensive and transparent.

Sincerely,

/s/ John T. Greene
John T. Greene
Executive Vice President and
Chief Financial Officer

cc:    Ms. Sally Buckles, Deloitte & Touche LLP